Brady Corporation

6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

Tel: 414 358 6600
Fax: 414 438 6910
www.bradycorp.com
April 14, 2015

Via EDGAR

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20549-4631

Re:    Brady Corporation
10-K
Filed September 29, 2014
File No. 1-14959

Dear Mr. O’Brien,

This is in response to your letter of April 1, 2015, commenting on Brady Corporation’s response dated March 26, 2015, to your initial comment letter dated March 16, 2015, commenting on the Form 10-K for the year ended July 31, 2014. We have repeated the comments from your April 1, 2015 letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended July 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Operating Results, page 16
Results of Operations, page 17

1.
We note your response to comment 3 in our letter dated March 16, 2015. Please quantify the impact fluctuations in geographic earnings mix and restructuring charges had on your effective tax rate, as each material factor impacting your effective tax rate should be quantified. In this regard, disclosure of each material item included in the “International rate differential” line item should be disclosed and quantified. As noted in comment 2 in our letter dated March 16, 2015, foreign pre-tax income significantly increased during fiscal year 2014 as compared to fiscal year 2013. As such, please disclose the amount of pre-tax earnings for each material jurisdiction along with each jurisdiction’s statutory and effective tax rates and any material reconciling items between the statutory and effective tax rates. Finally, if there are any material trends, uncertainties, and expectations associated with these material jurisdictions, please provide a discussion and analysis of these items.

Quantification of the Impact of Fluctuations in Geographic Earnings Mix and Restructuring Charges on the Effective Income Tax Rate:
The items included in the “International rate differential” line item of the income tax rate reconciliation within Note 6 - Income Taxes on page 54 of the fiscal 2014 Form 10-K are restructuring charges and fluctuations in geographic earnings mix. Restructuring charges impacted the effective tax rate by (1.2%) and fluctuations in geographic earnings mix impacted the effective tax rate by (0.1%), for a total of (1.3%) in fiscal 2014. The impact on the effective income tax rate due to restructuring charges was a result of the tax rate differential between charges incurred in the U.S. at 35% and charges incurred in foreign jurisdictions at an average of approximately 28%.

Pre-tax Earnings for Selected Foreign Jurisdictions:
As disclosed in our fiscal 2014 Form 10-K within Note 6 - Income Taxes, foreign pre-tax earnings increased from $49.3 million in fiscal 2013 to $81.5 million in fiscal 2014, which was primarily due to impairment charges of $22.7 million recognized within foreign jurisdictions in fiscal 2013. Including the impairment charges, pre-tax earnings increased by $7.1 million in Malaysia, increased by $4.2 million in Sweden, increased by $6.6 million in China, and the pre-tax loss decreased by $3.9 million in England. Partially offsetting these increases in foreign pre-tax earnings was an increase of $4.5 million in the pre-tax loss recorded in Brazil.

The remaining changes in foreign pre-tax earnings were the result of immaterial pre-tax profit changes in multiple geographies. As articulated in the example of future disclosures below, we expect that pre-tax earnings in Malaysia, Sweden, England, and China will be relatively consistent with fiscal 2014, while we anticipate improvements in our future financial results in Brazil.

In future filings, we will clarify the material factors impacting the effective tax rate to the extent not evident by the rate reconciliation and we will disclose changes in the pre-tax earnings for selected foreign jurisdictions impacting the Company’s effective tax rate. Below is an example of our proposed future disclosures:

Example of Future Disclosure to be Included in Form 10-K - Management’s Discussion and Analysis of Financial Condition and Operating Results, using Fiscal 2014 Results:

The Company’s effective income tax rate from continuing operations was 9.3% in fiscal 2014, compared to the effective tax rate from continuing operations of (44.5%) in fiscal 2013. The effective tax rate was significantly impacted by the fiscal 2014 U.S.-based goodwill impairment charge of $100.4 million, $61.1 million of which was nondeductible for income tax purposes. The effective income tax rate was further impacted by certain adjustments to tax accruals and reserves, restructuring charges and fluctuations in geographic profit mix.

The impact on the effective income tax rate due to restructuring charges was a result of the tax rate differential between charges incurred in the U.S. at 35% and charges incurred in foreign jurisdictions at an average tax rate of approximately 28%. The “International rate differential” line item of (1.3%) disclosed within the income tax rate reconciliation was primarily due to this impact of restructuring charges, with the remainder due to geographic profit mix.

Total foreign pre-tax earnings increased from $49.3 million in fiscal 2013 to $81.5 million in fiscal 2014. This increase was primarily due to impairment charges of $22.7 million during fiscal 2013, consisting mostly of goodwill within the Company’s IDS APAC reporting unit.

The remainder of the increase in foreign pre-tax earnings and resulting impact on the effective tax rate was primarily related to increased pre-tax net earnings in the following jurisdictions: 1) Malaysia, where pre-tax earnings increased by $7.1 million, inclusive of fiscal 2013 impairment charges of $3.4 million, and both the statutory and effective tax rates approximated 25%; 2) Sweden, where pre-tax earnings increased by $4.2 million, the statutory tax rate was 22%, and the effective tax rate was negative, resulting in a $1.0 million tax benefit due to the utilization of historical net operating loss (“NOL”) carryforwards that had full valuation allowances, as well as the adjustment of previously recorded valuation allowances; 3) England, where the pre-tax loss decreased by $3.9 million, and the statutory tax rate was approximately 22% while the effective tax rate approximated zero due to full valuation allowances recorded against NOL carryforwards generated; and 4) China, where pre-tax earnings increased by $6.6 million, inclusive of fiscal 2013 impairment charges of $1.7 million, and the statutory tax rate was 25% with a higher effective tax rate of approximately 38% due to losses incurred in certain Chinese entities in which full valuation allowances were recorded against the associated NOL carryforwards. Partially offsetting these increases in foreign earnings was an increase of $4.5 million in the pre-tax loss in Brazil in fiscal 2014. The Company expects that pre-tax earnings in Malaysia, Sweden, England, and China will be relatively consistent with fiscal 2014 in future years, while cost reduction actions taken in Brazil in fiscal 2014 are anticipated to improve financial results in future periods.

Critical Accounting Estimates, page 28
Goodwill and Other Indefinite-Lived Intangible Assets, page 29

2.
We note your response to comment 5 in our letter dated March 16, 2015. Please expand the list of the factors management is monitoring and could result in a reasonably possible change to the material assumptions used to estimate the fair value of the PeopleID reporting unit to provide investors with more information about how each factor could result in a reasonably possible change to a material assumption that is specific to the People ID reporting unit. In this regard, the list of factors provided are general and could be applied to any of your reporting units.

Management considers multiple factors specific to the PeopleID reporting unit that could result in a reasonably possible change to the material assumptions used to estimate the fair value of the reporting unit, along with factors that are relevant to the PeopleID reporting unit and the remainder of the Company’s reporting units. The factors specific to the PeopleID reporting unit include: (a) U.S. hospital admission rates, (b) industry and market factors such as competition and changes in the market for the reporting unit’s products, (c) new product development, and (d) competing technologies.

The Precision Dynamics Corporation (“PDC”) business primarily supplies identification-related products to healthcare providers, and these customers generate approximately 65% of the revenue in the PeopleID reporting unit. As a result, sales to these customers generally correspond with changes in U.S. hospital admission rates. Although PDC is expanding its presence with alternative care facilities, strategic health systems, and non-healthcare related businesses, U.S. hospitals represent the core customer base of the business. Hospital admission rates experienced a slight monthly decline for two consecutive years, but have begun to increase slightly over the most recent three-month period. This increase along with PDC’s expansion into alternative care facilities and strategic health systems is resulting in an increase in sales for the business. However, if hospital admission rates were to begin to decline at a more significant rate than in the most recent period and if the Company’s strategy to expand into alternative health care facilities and strategic health systems is not successful, this could impact the sales growth and profitability assumptions management uses to estimate the fair value of the reporting unit.

The remaining 35% of revenue within the PeopleID reporting unit is generated by the non-healthcare portion of the PDC business as well as the Company’s existing PeopleID business, which supplies people identification-related products to a variety of customers and industries. The Company is dedicating increased R&D resources to both the PDC and PeopleID businesses in order to develop more technologically advanced products in a shorter period of time. If our competitors are able to develop new products with advanced capabilities more quickly than we are, or if our customers demand a competing technology that is not part of our product offering, this could impact the sales growth and profitability assumptions management uses to estimate the fair value of the reporting unit.

The additional factors that are relevant to the PeopleID reporting unit and the remainder of the Company’s reporting units include: (e) U.S. GDP growth, (f) overall financial performance such as cash flows, actual and planned revenue and profitability, and (g) changes in the strategy of the reporting unit.

The Company’s total organic sales growth generally corresponds with U.S. GDP growth over time and is another factor management utilizes to benchmark the PeopleID reporting unit. In addition, the financial performance of cash flows, organic sales growth and profitability compared to management’s internal expectations are closely monitored. The financial assumptions with the most impact on our determination of the fair value of the PeopleID reporting unit are sales growth and profitability, of which management’s current assumptions correspond with the reporting unit’s historical financial performance as well as U.S. GDP growth. If the reporting unit does not meet its internal projections, this could impact the sales and profitability assumptions management uses to estimate the fair value of the reporting unit.

As previously noted, the PDC business is expanding its presence with alternative care facilities and strategic health systems with additional dedicated sales resources; these changes were incorporated into the assumptions used to estimate the fair value of the reporting unit in fiscal 2014. Management believes that these strategy modifications will improve organic sales and profit within the reporting unit in future years, but there is inherent risk with any revised strategy which could impact the assumptions management uses to estimate the fair value of the reporting unit.

In future filings, we will expand upon our description of the PeopleID reporting unit and the impact certain specific factors have on it so that our financial statement users can better understand the factors that could result in a reasonably possible change to the material assumptions used to estimate the fair value of the reporting unit. We have expanded upon the example of our future disclosure that we provided to you in our response dated March 26, 2015. The additional disclosure is underlined.

Example of Future Disclosure to be Included in Form 10-Q - Management’s Discussion and Analysis of Financial Condition and Operating Results:

Within the IDS reportable segment there are three reporting units for purposes of the Company’s annual goodwill impairment analysis: IDS Americas & Europe, IDS APAC, and PeopleID. The PeopleID reporting unit has a goodwill balance of $93.2 million as of January 31, 2015, the majority of which consists of the Company’s acquisition of Precision Dynamics Corporation (“PDC”). The PDC business primarily supplies identification-related products to healthcare providers, and these customers generate approximately 65% of the revenue in the PeopleID reporting unit. As a result, sales to these customers generally correspond with changes in U.S. hospital admission rates. The remaining 35% of the revenue within the PeopleID reporting unit is generated by the non-healthcare portion of the PDC business as well as the Company’s existing PeopleID business, which supplies people identification-related products to a variety of customers and industries. As a result, sales to these customers generally correspond with changes in U.S. GDP growth. In addition to these two metrics, the Company considers multiple factors specific to the PeopleID reporting unit that have a reasonable possibility of changing, including (a) industry and market factors such as competition and changes in the market for the reporting unit’s products, (b) new product development, (c) competing technologies, (d) overall financial performance such as cash flows, actual and planned revenue and profitability, and (e) changes in the strategy of the reporting unit. Management evaluates these factors for potential triggering events in accordance with ASC 350, and there were no adverse indications that would require management to conduct an interim test for impairment.

12. Fair Value Measurements, page 66

3.
We note your response to comment 6 in our letter dated March 16, 2015. Please confirm to us that the undiscounted cash flow analysis was less than the carrying value of the PDC customer relationship intangible asset prior to recognizing the impairment charge.

Management completed an assessment of the customer relationship assets primarily associated with the acquisition of Precision Dynamics Corporation (“PDC”) in accordance with ASC 350 - Intangibles - Goodwill and Other, and ASC 360 - Property, Plant, and Equipment. The undiscounted cash flow analysis was less than the carrying value of the PDC customer relationship assets prior to recognizing the impairment charge.

In addition to our responses above, we acknowledge that:

•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 438-6895. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ AARON J. PEARCE

Mr. Aaron J. Pearce

Senior Vice President and Chief Financial Officer

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